UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Outcome of Board meeting held on November 24, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board of Directors of ICICI Bank Limited (“the Bank”) at its meeting held today, approved the appointment of Mr. Ajay Gupta (DIN: 07580795) as an Additional Director and whole-time Director (designated as Executive Director) of the Bank subject to necessary approvals effective from November 27, 2023 or the date of approval from Reserve Bank of India, whichever is later. The appointment shall be for a period till November 26, 2026.

Brief profile of Mr. Ajay Gupta is attached as Annexure. Mr. Gupta is not related to any Director of the Bank. We affirm that Mr. Ajay Gupta is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority. The meeting commenced at: 9:30 a.m. and concluded at 02:30 p.m.

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure

Profile: Mr. Ajay Gupta (DIN: 07580795)

Mr. Ajay Gupta is a Chartered Accountant, 1991. He is currently the Head- Retail & Business Credit & Policy and Operations Group and is part of Senior Management Personnel and Material Risk Takers of the Bank.

He also serves on the Board of National E-Governance Services Limited.

He has been with ICICI Bank since November 25, 1991 and his previous stints and experience are across Project Finance, SME, Debt Service Management, Credit & Policy and General Banking Operations.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: November 24, 2023	By:	/s/Prashant Mistry
			Name :	Priaashant Mistry
			Title :	Assistant General Manager